Exhibit 99.1
FOR IMMEDIATE RELEASE
City of Dreams Launches Macau Talent Search
With Major Recruitment Drive
Career Fair showcases exciting Macau career opportunities
and a leading employee workplace

MACAU — 2ndFebruary, 2009: City of Dreams, an integrated urban entertainment resort developed by Melco Crown Entertainment Limited, a company listed on the NASDAQ Global Select Market (NASDAQ:MPEL) (“MPEL”) and set to become the “must experience” urban entertainment destination in Macau, today announced a major recruitment drive in Macau.
Top talent from across Macau will be sought out to join its dedicated team of employees working to make ‘City of Dreams’ a reality.
City of Dreams is scheduled to open in the first half of 2009. Combining electrifying entertainment, stylish nightclubs, a diverse array of accommodation, regional and international dining, world-class shopping and a spacious and contemporary casino, City of Dreams will become an exciting leisure hot-spot that will contribute to making Macau the leading leisure destination in Asia. The urban resort also brings together a ‘Dream Team’ of world-renowned brands such as Crown, Grand Hyatt, Hard Rock and Dragone.
As part of the recruitment drive, City of Dreams will be hosting a Macau Recruitment Fair on Saturday 7th February and Sunday 8th February at the Macau Tower, Level 2. Under the theme ‘No Dream is Too Big’, the two-day fair will showcase the wealth of exciting career opportunities that are open to the people of Macau.
At this event, potential employees will be able to meet all the hiring managers, talk to them in detail about the career opportunities that City of Dreams has to offer across a wide spectrum of leisure and entertainment, hotel, food and beverage, management, marketing, finance and administrative positions at all career levels.
“In 2009, City of Dreams will welcome leisure and entertainment customers from across Asia and around the world,” said City of Dreams President Greg Hawkins. “The operations of City of Dreams will initially require over 7,000 talented employees. The vast majority will be hired from the local community and we are now actively seeking outstanding and committed people here in Macau to join us.

“The aim of the recruitment fair is to identify people in Macau who want to learn and have a strong desire to develop their skills and knowledge in this exciting destination leisure industry. City of Dreams will be offering continuous training with the opportunity for promotion. Our focus is to nurture talent and develop every employee’s career aspirations” he said. “It provides a valuable opportunity to take a City of Dreams career journey, to learn more about the range of jobs and careers on offer and how we can potentially help grow and develop the exciting talent that exists here in Macau.
“Our employees are a key part of our future success and we aim to prove ourselves as the employer of choice in Macau. We will be offering flexible working hours, a fabulous working environment which includes our employee ‘Heart of House’ state-of-the-art back of house staff areas with dining facilities, providing multi-cuisine staff dining options; and outstanding staff facilities which include a range of internet cafes and relaxing rest and recreation areas”.
Those wishing to attend the fair are required to pre-register their interest at the City of Dreams recruitment website at www.cityofdreams.com.mo or call our career hotline on (853) 8868 8668.
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Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 9, 2008 and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.
About City of Dreams
City of Dreams is being developed by Melco Crown Entertainment Limited (ticker “MPEL”), an entertainment company listed on the NASDAQ Global Select Market, and will be an integrated entertainment resort that is set to become the “must experience” destination in Macau. Combining electrifying entertainment, stylish nightclubs, a diverse array of accommodation, regional and international dining, world-class shopping and a spacious and contemporary casino, City of Dreams will usher in a new era of gaming and entertainment when it opens in Cotai during the first half of 2009. The resort brings together a dream team of world-renowned brands such as Crown, Grand Hyatt, Hard Rock and Dragone to create an exceptional entertainment experience that will appeal to the broadest spectrum of visitors from around Asia and the world. The initial opening of City of Dreams will feature a 420,000-square-foot casino with approximately 550 gaming tables and approximately 1,500 gaming machines; over 20 restaurants and bars; an impressive array of some of the world’s most sought-after retail brands; and an iconic and spectacular audio visual multimedia experience; the Crown Towers Hotel offering approximately 300 guest rooms and the Hard Rock Hotel offering approximately 300 guest rooms. Grand Hyatt Macau offering approximately 800 guest rooms will be completed in the third quarter of 2009 and a Dragone inspired theatre production will open in the purpose-built Theatre of Dreams soon thereafter. The final planned phase of development at City of Dreams will feature an apartment hotel consisting of approximately 800 units. For more information please visit: www.cityofdreams.com.mo
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For more information, please contact the following:

City of Dreams PR Jennifer Lam Tel: (853) 8868 8989 E-mail: jlam@cod-macau.com	Charles Ngai Tel: (853) 8868 8953 Email: charlesngai@cod-macau.com

Photo Caption
(Artist’s impression) City of Dreams

(Artist’s impression) State-of-the-art ‘Heart of House’